787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

April 23, 2010

VIA EDGAR CORRESPONDENCE

Michael Kosoff, Esq.

Staff Attorney

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549-4644

Re:                               Credit Suisse Trust (Post- Effective Amendment No. 31, Securities Act File No. 33-58125, Investment Company Act File No. 811-07261) (the “Trust”)

Dear Mr. Kosoff:

This letter responds to comments you provided in a telephone conversation with the undersigned on April 7, 2010, with respect to the Post-Effective Amendment filed by the above-referenced Trust on February 24, 2010.  For your convenience, the substance of those comments has been restated below.  The Trust’s responses to each comment are set out immediately under the restated comment.

Prospectus Comments for All Portfolios

Comment No. 1:                                    Active trading should be added as a principal risk in the summary section of the prospectus for any Portfolio that has portfolio turnover in excess of 100%.

Response:                                        Active trading risk has been added to the prospectuses of the International Equity Flex III and U.S. Equity Flex I Portfolios, both of which had portfolio turnover rates in excess of 100% during the fiscal years ended December 31, 2009.

Comment No. 2:                                    Prepayment risk should be added as a principal risk to any Portfolio that invests in fixed income securities as a principal strategy.

Response:                                        Prepayment risk has been added as a principal risk for the Commodity Return Strategy Portfolio.  This is the only Portfolio that invests in fixed income securities as a principal strategy.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Comment No. 3:                                    Please confirm supplementally that the disclosure in the purchase and sale section of the prospectuses regarding the exchange privilege, the imposition of a wire redemption fee, and the ability to make redemptions in kind applies to the Portfolios.  If the disclosure does not apply to the Portfolios, it should be deleted.

Response:                                        The disclosure regarding the exchange privilege has been deleted from the prospectuses because it is not applicable to the Portfolios.  The Trust confirms that the imposition of a wire redemption fee and the ability to make redemptions in kind are applicable to all Portfolios and, as a result, the disclosure has been retained in the prospectuses.

Commodity Return Strategy Portfolio Prospectus

Comment No. 4:                                    Explain supplementally why tax risk is a risk of a portfolio that is sold to insurance products and retirement plans.

Response:                                        The Trust respectfully submits that it is appropriate to disclose that tax risk is a principal risk of the Portfolio.  As disclosed in the Portfolio’s prospectus, the Trust has obtained two private letter rulings from the Internal Revenue Service to permit the Portfolio to pursue its investment strategies as a regulated investment company (a “RIC”) under the Internal Revenue Code of 1986, as amended.  If the Portfolio were to fail to qualify as a RIC, the consequences to the Portfolio and its shareholders, as well as to policyholders and plan participants who hold shares of the Portfolio through the insurance products and qualified plans, would be severe.  The Trust believes that policyholders and plan participants should be aware that the Portfolio of the special tax considerations applicable to an investment in the Portfolio.

Comment No. 5:                                    The reference to short selling should be deleted from “Exposure risk” since the Portfolio does not engage in short sales.

Response:                                        The disclosure has been revised as requested.

Comment No. 6:                                    The “Subsidiary risk” disclosure in the summary section of the prospectus should be shorter.

Response:                                        This disclosure has been revised as requested.

Comment No. 7:                                    In the “Fund in Detail” section, “Credit Suisse” should be defined the first time it is used.

Response:                                        This revision has been made as requested.

U.S. Equity Flex I Portfolio Prospectus

Comment No. 8:                                    The captions in the fee table should be conformed to the requirements of Form N-1A.

Response:                                        The fee table has been revised as requested.

Comment No. 9:                                    Since portfolio turnover and small companies are included as principal risks in the summary section of the prospectus, they should be included as principal strategies.  If they are not principal strategies, they should be deleted as principal risks.

Response:                                        As noted above, active and frequent trading has been added as a principal strategy of the Portfolio and active trading risk has been retained as a principal risk.  In addition, the portfolio managers of the Portfolio have advised that investment in small capitalization companies is a principal strategy of the Portfolio.  As a result, the disclosure of the Portfolio’s principal strategies has been revised to state that the Portfolio may invest in equity securities of large, medium and small capitalization companies and small companies risk has been retained as a principal risk.

Comment No. 10:                              The reference to the Portfolio’s prior benchmark should be removed from the average annual total returns table since the prior benchmark should be included only for the year immediately following the change in benchmarks.

Response:                                        Returns for the Portfolio’s prior benchmark are included in the average annual total returns table along with returns for the new benchmark because this is the first year that returns for the new benchmark are included in the table.  The returns for the new benchmark were not included in the average annual total returns table in the Portfolio’s May 1, 2009 prospectus.

Comment No. 11:                              All but the first sentence of the footnote to the bar chart on the Portfolio’s prior history should be deleted.

Response:                                        The disclosure has been revised as follows:  “The portfolio adopted its current investment strategies effective May 1, 2009. Prior to that date, the portfolio did not follow the ‘flex’ strategies and prior to December 1, 2006, the portfolio followed a fundamental analysis approach.”  The Trust respectfully submits that additional detail about the Portfolio’s prior history is appropriate to inform shareholders of how changes to the Portfolio’s investment strategy may have affected Portfolio performance.

Comment No. 12:                              In the “Share Valuation” section, if true, state that the Portfolio will use fair value procedures if Credit Suisse determines that a significant event has occurred between the time at which a market price is determined and the time at which the Portfolio’s net asset value is calculated.

Response:                                        The disclosure has been revised as requested.

International Equity Flex III Portfolio Prospectus

Comment No. 13:                              The captions in the fee table should be conformed to the requirements of Form N-1A..

Response:                                        The fee table has been revised as requested.

Comment No. 14:                              Since portfolio turnover and small companies are included as principal risks in the summary section of the prospectus, they should be included as principal strategies.  If they are not principal strategies, they should be deleted as principal risks.

Response:                                        As noted above, active and frequent trading has been added as a principal strategy of the Portfolio and active trading risk has been retained as a principal risk.  The portfolio managers of the Portfolio have advised that investment in small cap companies is not a principal strategy of the Portfolio.  As a result, small company risk has been moved to the “Other Risk Factors” section of the prospectus.

Comment No. 15:                              The reference to the Portfolio’s prior benchmark should be removed from the average annual total returns table since the prior benchmark should be included only for the year immediately following the change in benchmarks.

Response:                                        Returns for the Portfolio’s prior benchmark are included in the average annual total returns table along with returns for the new benchmark because this is the first year that returns for the new benchmark are included in the table.  The returns for the new benchmark were not included in the average annual total returns table in the Portfolio’s May 1, 2009 prospectus.

Comment No. 16:                              Remove all but the first sentence of the footnote to the bar chart on the Portfolio’s prior history.

Response:                                        The disclosure has been revised as requested.

Comment No. 17:                              In the “Share Valuation” section, if true, state that the Portfolio will use fair value procedures if Credit Suisse determines that a significant event has occurred between the time at which a market price is determined and the time at which the Portfolio’s net asset value is calculated.

Response:                                        The disclosure has been revised as requested.

Comment No. 18:                              The footnote sign should be deleted from the average annual total returns table if there is no footnote.

Response:                                        The disclosure has been revised as requested.

Statements of Additional Information for All Portfolios

Comment No. 19:                              Please describe with greater specificity the criteria on which portfolio manager compensation is based, as required by Item 20(b) of Form N-1A.

Response:                                        The Trust respectfully submits that the current disclosure is a complete description of the policy followed by Credit Suisse and no further revision is necessary.

Comment No. 20:                              Include the new board compensation disclosure.

Response:                                        This disclosure will be included in the Trust’s 485(b) filing.

Comment No. 21:                              Provide Tandy representations.

Response:                                        The Trust will provide Tandy representations by separate correspondence.

If you have any questions regarding these responses, please do not hesitate to contact me at (212) 728-8558.

Very truly yours,
/s/Dianne E. O’Donnell
Dianne E. O’Donnell

cc:                                 J Kevin Gao, Esq.
Rose F. DiMartino, Esq.
Elliot J. Gluck, Esq.